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Exhibit 4.3

MATERIAL CHANGE REPORT

Item 1.    Reporting Issuer:

Harvest Energy Trust
1900, 330 - 5th Avenue SW
Calgary, Alberta
T2P 0L4

Item 2.    Date of Material Change:

June 30, 2004

Item 3.    News Release:

        A Press Release reporting the material change was issued by Harvest Energy Trust ("Harvest") on June 30, 2004 through CCN Matthews.

Item 4.    Summary of Material Change:

        Harvest Energy Trust (HTE.UN—TSX), Storm Energy Ltd. (SEM—TSX) and Storm Exploration Inc. (SEO—TSX) announced that the plan of arrangement under the provisions of Section 193 of the Business Corporations Act (Alberta) involving Harvest, Harvest Operations Corp. ("Harvest Operations"), Storm Energy Ltd., Storm Exploration Inc. and the shareholders of Storm Energy Ltd. (the "Arrangement") became effective on June 30, 2004.

Item 5.    Full Description of Material Change:

        Harvest Energy Trust (HTE.UN—TSX), Storm Energy Ltd. (SEM—TSX) and Storm Exploration Inc. (SEO—TSX) announced that the plan of arrangement pursuant to the provisions of Section 193 of the Business Corporations Act (Alberta) involving Harvest, Harvest Operations, Storm Energy Ltd. ("Storm"), Storm Exploration Inc. ("ExploreCo") and the shareholders of Storm became effective on June 30, 2004.

        Pursuant to the Arrangement, Harvest acquired all of the outstanding common shares of Storm ("Storm Shares") for consideration of approximately $189 million. Pursuant to the Arrangement, Harvest and Storm combined their assets into Harvest and transferred certain of Storm's assets to ExploreCo, a separate junior exploration and production company which, pursuant to the Arrangement, will be owned by the former Storm shareholders.

        Each Storm shareholder received $4.15 of consideration per Storm Share from Harvest either in cash, trust units of Harvest ("Trust Units") or exchangeable shares of Harvest Operations ("Exchangeable Shares") or a combination thereof. Additional consideration payable to shareholders of Storm is made up of one (1) share of ExploreCo or a cash amount of $2.00 and 0.053 of a common share of Rock Energy Inc. ("Rock") (RE—TSXV) for each Storm share. The consideration paid by Harvest consisted of an aggregate $75 million in cash, 600,586 Exchangeable Shares of Harvest Operations exchangeable into an equivalent number of Trust Units of Harvest and 2,720,837 Trust Units of Harvest.

        As a result of elections made by Storm shareholders, each Storm shareholder who elected to receive Exchangeable Shares of Harvest Operations will receive their entire total elected amount in Exchangeable Shares. Each Storm shareholder who elected to receive Trust Units of Harvest will receive their entire total elected amount in Trust Units. Lastly, each Storm shareholder who elected to receive cash will receive 79% of their total elected amount in cash and 21% of their total elected amount in Trust Units of Harvest.

        Each Exchangeable Share of Harvest Operations is exchangeable into one (1) Trust Unit of Harvest at any time following completion of the Plan of Arrangement for no additional consideration. This exchange ratio will increase to reflect the amount of monthly distributions made by Harvest subsequent to June 30, 2004, including the distribution payable on July 15, 2004. Non-resident and tax exempt shareholders of Storm were only eligible to receive Trust Units or cash from Harvest.

        The shareholders of Storm approved the Arrangement at a special meeting held on June 28, 2004.

Item 6.    Reliance on Section 146(2) of the Securities Act (Alberta):

Not applicable

Item 7.    Omitted Information:

Not applicable

Item 8.    Senior Officer:

Jacob Roorda
President
Telephone: (403) 265-1178
Facsimile: (403) 265-3490

Item 9.    Statement of Senior Officer

        The foregoing accurately discloses the material change referred to herein.

        Dated as of July 8, 2004, at Calgary, Alberta.

HARVEST ENERGY TRUST by Harvest Operations Corp.
By:
David Rain Corporate Secretary

        cc: Toronto Stock Exchange

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  Exhibit 4.3